UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2015

Commission File No. 001-

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-203384.

On August 13, 2015, Check-Cap Ltd. (the “Company”) issued a press release to announce the appointment of William Densel as the Company’s Chief Executive Officer.  The terms of Mr. Densel’s engagement as the Chief Executive Officer were approved at an Extraordinary General Meeting of Shareholders held today.  In addition, the Company’s Board of Directors elected Mr. Densel as a director to fill a vacancy on the Board, to serve in such office until the next annual general meeting of shareholders, effective as of the approval of the terms of his engagement as the Chief Executive Officer by the Company’s shareholders.

Mr. Densel succeeds Mr. Guy Neev, who held the role of the Chief Executive Officer since the Company’s inception.  Effective as of August 13, 2015, Mr. Neev will no longer serve as the Company’s Chief Executive Officer and a member of the Board of Directors. Mr. Neev will serve as a consultant to the Company through the end of 2015.

Mr. Densel joined the Company as President of U.S. Operations in May 2015 and has served as the President and Chief Executive Officer of the Company’s U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  Mr. Densel brings 25 years of leadership experience to his new position of Chief Executive Officer, including his most recent role as the Chief Executive Officer of Beacon Endoscopic, Inc., a company specializing in advanced endoscopy devices, which was acquired by Covidien plc. Mr. Densel served as the General Manager of CardioSCORE for BG Medicine Inc., a cardiovascular diagnostics company. Mr. Densel served as the Chief Executive Officer of Dune Medical Devices, Inc., a company focused on devices for the intraoperative identification of cancerous tissues. In addition, Mr. Densel has held senior management positions at Hologic Corporation (formerly Cytyc Corporation), Boston Scientific Corporation, and Genzyme Biosurgery. Mr. Densel served as a Special Operations Officer in the U.S. Navy, and received a BA degree in Economics from Duke University in 1989.

In addition to approving the terms of Mr. Densel’s engagement as the Chief Executive Officer of the Company, at an Extraordinary General Meeting of Shareholders that was held earlier today, shareholders approved the following proposals: the adoption of the Company’s Compensation Policy for Executive Officers and Directors; and the adoption of the Company’s 2015 Equity Incentive Plan and the Company’s 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated August 13, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ William Densel
Name:	William Densel
Title:	Chief Executive Officer

Dated: August 13, 2015